UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On August 14, 2017, Kornit Digital Ltd. (the “Company”) held its Annual Meeting of Shareholders (the “Annual Meeting”). Each of (i) the reelection of each of (a) Ofer Ben-Zur and (b) Gabi Seligsohn for a three-year term as a Class II director of the Company, until the Company’s annual general meeting of shareholders in 2020 and until their respective successors are duly elected and qualified; (ii) the approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2017 and until the Company’s 2018 annual general meeting of shareholders, and to authorize our board of directors to fix such accounting firm’s annual compensation, (iii) the approval of an amendment to the Employment Agreement of Gabi Seligsohn, the Company’s chief executive officer and a director; and (iv) the approval of a one-time special bonus to Gabi Seligsohn, the Company’s chief executive officer and a director (the “Proposals”), were approved at the Annual Meeting. The Proposals were described at greater length in the notice and proxy statement with respect to the Annual Meeting (which was annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on July 3, 2017), which descriptions are incorporated by reference herein.

The foregoing is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-215404) and the Company’s registration statements on Form S-8 (File Nos. 333-203970, 333-214015 and 333-217039).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: August 14, 2017	By:	/s/ Guy Avidan
	Name:	Guy Avidan
	Title:	Chief Financial Officer

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